Exhibit 99.6

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northgate Minerals Corporation

We consent to the use of:

  our auditors' report dated March 8, 2010 on the consolidated balance sheets of Northgate Minerals Corporation (the “Corporation”) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the years then ended;
  our auditors' report dated March 8, 2010 on Supplementary Note “Reconciliation to United States Generally Accepted Accounting Principles” for the years ended December 31, 2009 and 2008;
  our Comments by Auditors for US Readers on Canada-US Reporting Differences dated March 8, 2010;

(collectively, the “Financial Statement Reports”) and

  our Report of Independent Registered Public Accounting Firm dated March 8, 2010 on the Company’s internal control over financial reporting as of December 31, 2009;

each of which is incorporated by reference in this annual report on Form 40-F of the Corporation for the year ended December 31, 2009.

We also consent to the incorporation by reference of the Financial Statement Reports in the Registration Statement (No. 333-150994) on Amendment No. 1 to Form F-10 of the Corporation.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
March 30, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.